SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. __)

                                 EUROTECH LTD
                                --------------
                               (Name of Issuer)

                       Common Stock, $ .00025 Par Value
                       ---------------------------------
                        (Title of Class of Securities)

                                  298796202
                                 -----------
                                (CUSIP Number)

                                April 25, 2000
                               ----------------
           (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

CUSIP No. 298796202               SCHEDULE 13D                Page  of  Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Woodward LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,394,853 (see Note A)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            N/A
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,394,853 (see Note A)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        N/A
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,394,853 (see Note A)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1      (a)   NAME OF ISSUER

                  EUROTECH, LTD.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  1216 16TH STREET, N.W.
                  SUITE 200
                  WASHINGTON D.C.  20036

ITEM 2      (a)   NAME OF PERSON FILING

                  Woodward LLC

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE

                  Corporate Centre
                  Windward One
                  West Bay Road
                  PO Box 31106 SMB
                  Grand Cayman, Cayman Islands

            (c)   CITIZENSHIP

                  Cayman Islands

            (d)   TITLE OF CLASS OF SECURITIES

                  Common Stock, $.00025 par value

            (e)   CUSIP NUMBER

                   298796202

ITEM 3      If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

      (a)   |_| Broker or dealer registered under section 15 of the Act

      (b)   |_| Bank as defined in section 3(a)(6) of the Act

      (c)   |_| Insurance company as defined in section 3(a)(19) of the Act

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

      (e)   |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4      OWNERSHIP

      (a)   Amount beneficially owned:

            4,394,853 (see Note A)

      (b)   Percent of class:

            9.8%

      (c)   Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: 4,394,853 (see Note A)

            (ii) Shared power to vote or to direct the vote: N/A

            (iii) Sole power to dispose or to direct the disposition of:
            4,394,853 (see Note A)

            (iv) Shared power to dispose or to direct the disposition of: N/A

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON

            N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY

            N/A

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            N/A

ITEM 9      NOTICE OF DISSOLUTION OF GROUP

            N/A

ITEM 10     CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        August 18, 2000
                                        ----------------------------------------
                                                      (Date)

                                        Woodward, LLC
                                        ----------------------------------------
                                                   (Signature)

                                        /s/ [ILLEGIBLE]
                                        ----------------------------------------

                                        By: Navigator Management Ltd.
                                           -------------------------------------
                                                        Director

                                        By: /s/ David Sims
                                           -------------------------------------

                                     NOTE A

Based on information provided by the Issuer, there are currently outstanding 44,768,000 shares of the Common Stock of the Issuer.

Reporting Person currently owns 3,694,853 shares of the Common Stock of the Issuer.

In addition, the Reporting Person holds the following Warrants ("the Warrants") to Purchase shares of Common Stock

      1) Warrant to purchase 200,000 shares of Common Stock at an exercise price of $3.125 per share exercisable anytime until December 31, 2004;

      2) Warrant to purchase 500,000 shares of Common Stock at an exercise price of $10.00 per share exercisable anytime until April 25, 2004;

If all the Warrants were fully exercised, the Reporting Person's total shares of Common Stock would be 4,394,853 (9.8%).

The Reporting person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.